UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 23, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or the “Company”)

Harmony publishes its suite of reports for the financial year ended 30 June 2026, which includes its notice of the electronic annual general meeting

Johannesburg, Friday, 23 October 2026. Harmony is pleased to announce that it has published and distributed to shareholders its suite of reports today, 23 October 2026, for the financial year ended 30 June 2026 (“FY26”).

The suite of FY26 reports includes:
•Integrated Annual Report 2026
•Sustainability Report 2026
•Operational Report 2026
•Financial Report 2026
•Remuneration Report 2026
•Mineral Resources and Mineral Reserves 2026
•Report to Shareholders 2026, which includes the notice of meeting of electronic annual general meeting (“AGM”)

The abovementioned reports are available at https://www.harmony.co.za/invest/annual-reports and at www.har.co.za. The full annual suite of reports is also available for by contacting Investor relations by sending an email to HarmonyIR@harmony.co.za.

“Harmony’s story is one of continuing to strengthen our business for the long term: anchored by a strong gold foundation and complemented by growing copper exposure to create greater resilience and durability. FY26 marked an important step in that journey, with CSA joining our portfolio and Eva Copper under construction. Together with our stakeholders, we have come this far, and together we will continue to create enduring value for the future,” says Beyers Nel, Harmony’s CEO.

The company wishes to notify shareholders of its Broad Based Black Economic Empowerment report included on page 179 in its Sustainability Report 2026. Harmony remains a company committed to the transformation agenda in South Africa. In compliance with Section 13G (2) of the Broad-Based Black Economic Empowerment Amendment Act No. 46 of 2013 as amended, and paragraph 12.7(g) of the JSE Limited Listings Requirements, the Company’s B-BBEE annual compliance report is available on the Company’s website https://www.harmony.co.za/sustainability/social.
The audited annual financial statements within the Financial Report 2026 are included as part of the Company’s suite of reports. These audited results contain a modification to the financial results published on 27 August 2026. This modification relates to the presentation of certain transactions between the losses on derivatives, foreign exchange translation gain/(loss) and finance costs line items in the income statement. The adjustment is presentation-related only and affected the income statement, with no impact on net profit for the year, earnings per share, headline earnings per share, total assets, total liabilities, equity or cash flows.
This modification led to the following changes, as contained in the Financial Report 2026:

GROUP INCOME STATEMENT
	SA Rand
Figures in million	Reviewed results reported on 27 August 2026	Modification	Audited annual financial statements
Loss on derivatives	(996)	98	(898)
Foreign exchange translation gain/(loss)	699	167	866
Operating profit/(loss)	40 633	265	40 898
Finance cost	(1 663)	(265)	(1 928)
Profit/(loss) before taxation	38 358	0	38 358

The updated information of the above has been incorporated in the annual financial statements in notes 7, 10 and 17 for the foreign exchange translation gain/(loss), finance costs and loss on derivatives respectively.

The annual financial statements were audited by the Company’s external auditors, Ernst & Young Inc. and their unqualified report is also available for inspection at the registered office of the company.
Printed copies of Harmony’s suite of FY26 reports are available upon request, free of charge from the Investor Relations Department at HarmonyIR@harmony.co.za. The Financial Report 2026 containing the audited annual financial statements can also be viewed via the JSE cloudlink https://senspdf.jse.co.za/documents/2026/jse/isse/HARE/FY26Report.pdf
The Form 20F – Harmony’s annual filing will be submitted to the United States Securities and Exchange Commission (“SEC”) on Friday, 30 October 2026 and will be available on the Company website and the SEC’s website (www.sec.gov).

Notice of electronic Annual General Meeting (“AGM”)

The AGM of the company will be held entirely by electronic communication on Tuesday, 24 November 2026 at 11:00 (South African Standard Time), to transact the business as stated in the notice of AGM which is available on the Company website. The record date in order to receive the notice of AGM is 16 October 2026. The record date in order to participate in and vote at the AGM is Friday, 13 November 2026, accordingly, the last date to trade in order to participate in and vote at the AGM is Tuesday, 10 November 2026.

Ends.

For more details contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
23 October 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 23, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director